EXHIBIT 99.1

Endeavour Silver Founder and Chairman Bradford Cooke Passes Away

VANCOUVER, British Columbia, Aug. 18, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) regrets to announce that the Company’s founder, Director and Executive Chairman, Bradford Cooke passed away suddenly and unexpectedly in Vancouver, BC at the age of 67. Endeavour wishes to extend our sincere condolences to his family, friends, business associates and his extensive network amongst the investment community.

Brad Cooke is well known as an accomplished geologist with nearly five decades of experience in the metals and mining industry. Brad has been a vibrant member of the mining community and will be dearly missed. As a professional geologist and entrepreneur, he has created shareholder value for stakeholders around the world through discovery, development and operations in his long-standing successful career. He has earned a reputation as an eternal optimist trying to shape the world for the greater good with constructive hard work.

Throughout all his success in business, he never forgot the difficulties of the less fortunate. He collaborated on numerous humanitarian projects over many years to make a positive difference. He instilled corporate social responsibility at Endeavour from the start in the communities near our mines. He also served as President of the Silver Institute, as an industry voice in creating public awareness of the silver industry.

Brad Cooke formed Endeavour together with Godfrey Walton in 2003 for the purpose of acquiring and developing high grade silver-gold projects in Mexico. Since that time, the Company has acquired, rebuilt and expanded four silver mines and made a significant discovery with potential to become Endeavour’s next cornerstone mine.

Dan Dickson, CEO of Endeavour stated, “We are incredibly saddened by this sudden loss. Brad was extremely loyal to his people. He will be sincerely missed and always remembered by a large group of family and friends around the world. I have known and worked with Brad for 15 years and I consider him my dear friend. I will always remember him for his passion, commitment and hard-working attitude. With his vibrant energy, he strove to bring out the best in those who worked with him.”

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.
Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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